NEWS RELEASE

Kelso Technologies Inc.
(The “Company” or “Kelso”)	March 29, 2016

Canada: TSX: KLS
United States: NYSE MKT: KIQ

FINANCIAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 2015

Vancouver, British Columbia and Downers Grove, Illinois, – Kelso Technologies Inc. (TSX:KLS)(NYSE MKT:KIQ) (“Kelso” or the “Company”) reports that it has released its audited financial statements and Management Discussion and Analysis for the year ended December 31, 2015.

The audited year end financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts herein are expressed in United States dollars (the Company’s functional currency) unless otherwise indicated.

SUMMARY OF THE FINANCIAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 2015

•	Reported net loss (IFRS) year ended December 31, 2015 was $2,510,826 ($0.05 per share) compared to reported net income of $4,025,781 ($0.09 per share) for the year ended December 31, 2014.

•	Revenues for the year ended December 31, 2015 were $18,910,122 compared to $23,816,809 for the year ended December 31, 2014.

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Gross profit was $5,100,129 (26.9% of revenues) for the year ended December 31, 2015 compared to $10,924,325 (45.8% of revenues) for the year ended December 31, 2014. This reflects a severe drop in sales of high value oil related equipment that was fueled by recent market inactivity due to low oil prices. This has shifted new tank car build schedules to future periods.

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Gross profit margins further diminished with start up manway sales that included the write offs of our research and development costs as well as heavier than expected start up expenses for low volume manway production.

•	EBITDA for the year ended December 31, 2015 was $385,642 compared to EBITDA of $6,843,707 for the year ended December 31, 2014.

•	Management compensation for the year ended December 31, 2015 fell to $727,217 compared to $1,243,763 for the year ended December 31, 2014.

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Reported net loss of $2,510,826 included items not involving cash for amortization of assets including our new production facility in Bonham, Texas in the amount of $237,201, unrealized foreign exchange expense of $584,162, share-based expense for incentive stock options (Black-Scholes) in the amount of $672,533 and a write off of intangible product development costs of $298,484.

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The Company has tax payable and recorded a net income tax expense of $1,104,088 for the year ended December 31, 2015 compared to an income tax expense of $1,849,316 for the year ended December 31, 2014. The tax payable is a result of a tax review conducted by the Company to take into account the effects of tax in the United States. This is the most conservative approach that the Company can take at this time. The Company is reviewing other options which may result in recoveries in the future.

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The Canadian dollar has diminished in value against the US dollar resulting in a provision for an unrealized foreign exchange loss for our Canadian assets in the amount of $584,162 for the year ended December 31, 2015 compared to $389,801 for the year ended December 31, 2014.

•	Product liability insurance has been included in cost of goods sold.

•	Cash on deposit at December 31, 2015 was $3,175,292.

•	Working capital at December 31, 2015 was $10,099,390 compared to $12,868,325 at December 31, 2014.

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To prepare for anticipated product orders created by new PHMSA regulations originally scheduled for January 2015 the Company invested heavily in inventories that were higher than ideal. Inventories were at $5,981,919 at December 31, 2015 compared to $4,161,506 at December 31, 2014.

•	Company remains free of interest-bearing long-term debt commitments.

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Net assets were $13,606,719 at December 31, 2015 compared to $16,598,926 at December 31, 2014. This represents a book value of $0.30 per share at December 31, 2015 and $0.37 per share at December 31, 2014.

•	Financial performance for the year-to-date has been heavily impacted by the delay in PHMSA regulations, global economic problems, poor crude oil commodity prices and various competitive factors.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2015 the Company had cash on deposit in the amount of $3,175,292, accounts receivable of $1,706,488, prepaid expenses of $1,103,498 and inventory of $5,981,919 compared to cash on deposit in the amount of $9,895,463, accounts receivable of $2,850,180, prepaid expenses of $58,432 and inventory of $4,161,506 at December 31, 2014. The Company’s current ratio at December 31, 2015 was a healthy 5:1 compared to 4.1 to 1 December 31, 2014.

The working capital position of the Company at December 31 2015 was $10,099,390 which includes $2,795 due to related parties compared to a working capital position of $12,868,325 which includes $709,954 due to related parties at December 31, 2014.

Net assets were $13,606,719 at December 31, 2015 compared to $16,598,926 at December 31, 2014. At December 31, 2015 the Company had no interest bearing long-term liabilities or debt.

The Company can currently generate the necessary capital resources required to finance operations by way of the sales of its products; the exercise of incentive stock options; and the issuance of equity securities through private placements if funding is necessary. The Company received new equity capital from the exercise of options in the amount of $373,723 during the year ended December 31, 2015.

The Company declared its second annual dividend on April 1, 2015 in the amount of $0.03 per share resulting in a total cash outlay of $1,377,654. The dividend was paid in cash on April 30, 2015. The Company will not declare a dividend for 2016 in order to preserve its working capital due to the extreme downturn in the current railway economy.

OUTLOOK

We are currently managing our business development strategies in the worst rail tank car market since 2008. HAZMAT businesses have cut back on production which has led to lower demand for rail tank cars. There are many reasons for this trend which include regulatory uncertainty, low commodity prices and depressed economic activity. This trend is expected to continue throughout 2016 with improved activity in 2017.

Affecting our future business outlook is the impact of mandatory new regulations for HAZMAT tank cars. On May 1, 2015 Transport Canada and the Department of Transportation (DOT) of the United States put forth their much anticipated design specifications for the new DOT- 117 rail tank cars to be used in the transportation of flammable liquids by rail. The final rules were developed by the U.S. Pipeline and Hazardous Material Safety Administration (PHMSA), Transport Canada and the Federal Railroad Administration.

The new rules establish a timetable for the removal of existing DOT-111 rail tank cars transporting dangerous goods including crude oil, ethanol and other flammable commodities in North America. The primary theme of the new regulations is improving the survivability of a tank car in an accident and the adoption and use of the best available safety technologies for the rail transport of hazardous materials.

Originally scheduled for January 2015 the delayed PHMSA regulations have proven problematic to the owners of rail tank cars. After much analysis the retrofit option for most owners is too costly and difficult to justify although some retrofitting will be carried out. It appears that there may be a new build program forming on the horizon as the majority of existing DOT-111 tank cars will most likely be re-purposed or scrapped in favor of new tank cars. Compliance with the new DOT-117 regulations for crude oil transportation must be achieved in early 2018, a situation that should improve the long-term performance of the Company.

Our future business is subject to many industry forces imposed by the current economic slump that are well beyond our control. In the interim we continue to innovate and introduce new products to our commercial product catalogue. Our objective is to service our customers with a broader range of railway equipment generating financial growth with higher revenues per tank car when demand improves. Our financial health and ability to conduct business is strong and our capital needs continue to be financed from operations and existing reserves with no interest bearing debt to service. We will continue to improve the effectiveness of our business practices to improve our future financial performance.

About Kelso Technologies

Kelso is a railway equipment supplier that designs, produces and sells proprietary tank car service equipment used in the safe handling and containment of hazardous materials during transport. Products are specifically designed to provide economic and operational advantages while reducing the potential effects of human error and environmental harm during the transport of hazardous materials. The Company is experiencing multi-million dollar growth through increased sales of its AAR approved products that address regulatory concerns about railroad safety in North America.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted on www.sedar.com and on EDGAR at www.sec.gov in the United States.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Notice to Reader: References to EBITDA refer to net earnings from continuing operations before interest, taxes, amortization, deferred income tax recovery, non cash share based payments (Black Sholes option pricing model) and the write-off of intangible assets. EBITDA is not an earnings measure recognized by IFRS and does not have a standardized meaning prescribed by IFRS. Management believes that EBITDA is an alternative measure in evaluating the Company's business performance. Readers are cautioned that EBITDA should not be construed as an alternative to net income as determined under IFRS; nor as an indicator of financial performance as determined by IFRS; nor a calculation of cash flow from operating activities as determined under IFRS; nor as a measure of liquidity and cash flow under IFRS. The Company's method of calculating EBITDA may differ from methods used by other issuers and, accordingly, the Company's EBITDA may not be comparable to similar measures used by any other issuer.

Legal Notice Regarding Forward-Looking Statements: This news release contains “forward-looking statements” within the meaning of applicable Canadian securities legislation. Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include that the Company is experiencing multi-million dollar growth through increased sales of its AAR approved products; Kelso is expected to benefit from record backlog orders for new rail tank cars and orders for the anticipated mandatory retrofit of existing tank cars; the current delay by PHMSA or any further delays to finalize the new rules could potentially slow our future business growth; the timing of AAR approvals and subsequent customer adoption of our new products are expected to improve the rates of our revenue growth; a rapid influx of product orders could develop as customers comply with the mandatory retrofit schedules of PHMSA; and competitors have entered the market with new product offerings which could capture some of our market share. Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation the risk that the Company’s products may not provide the intended economic or operational advantages; or reduce the potential effects of human error and environmental harm during the transport of hazardous materials; or grow and sustain anticipated revenue streams. Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	13966 - 18B Avenue
South Surrey, BC V4A 8J1
www.kelsotech.com